PROSPECTUS

Filed pursuant to Rule 424(b)(3)

SEC File No. 333-111266

1,995,833 Shares

TippingPoint Technologies, Inc.

Common Stock

This prospectus relates to the offer and sale from time-to-time of up to 1,995,833 shares of our outstanding common stock by the selling stockholders identified herein. Our common stock is traded on the Nasdaq National Market under the symbol “TPTI.” The last reported sale price of our common stock on the Nasdaq National Market on January 7, 2004 was $27.75 per share.

The selling stockholders may offer and sell the shares through the Nasdaq National Market, through the over-the-counter market, in negotiated transactions or in a combination thereof. These sales may be made at fixed prices that are subject to change, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The selling stockholders may also sell the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares or both. To our knowledge, there is no underwriter acting in connection with the proposed sale of the shares covered by this prospectus. We will not receive any of the proceeds from the sale of the shares covered by this prospectus.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “ RISK FACTORS” BEGINNING ON PAGE 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 12, 2004.

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SUMMARY

This summary contains basic information about this offering and us. Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents incorporated by reference into this prospectus, before making an investment decision. Documents incorporated by reference form an integral part of this prospectus. When used in this prospectus, unless otherwise stated, the terms “we,” “our” and “us” refer to TippingPoint Technologies, Inc. and its subsidiaries.

TippingPoint Technologies, Inc.

TippingPoint Technologies, Inc. is a provider of network-based Intrusion Prevention Systems (“IPS”) that provide enterprise network protection from external and internal threats, including malicious viruses, cyber-terrorist and hacker attacks. In February 2002, we announced our entry into the network security industry with our UnityOne line of products, the result of the development effort we initiated in 2001. This product line delivers high-speed network-based intrusion prevention systems to corporate enterprises, governmental agencies, service providers and academic institutions. In September 2002, we announced the availability of our UnityOne product line and in the current fiscal year have announced four additional offerings in the UnityOne product line. Going forward, we anticipate that we will primarily focus our efforts on developing and marketing products and services in the network security industry.

Our UnityOne line of appliances and systems, which have high-speed, security-optimized, processors that can operate at gigabit speeds, are hardware-based products designed to protect enterprise information systems from external and internal hostile, malicious or cyber-terrorist attacks. Our products are designed to continually analyze Internet and Intranet traffic and block attacks, commonly referred to as viruses, worms, Trojans and denial-of-service attacks, before damage occurs and without compromising network operating performance. Our peer-to-peer piracy prevention functionality allows enterprises to control the use of peer-to-peer file sharing applications by blocking, limiting and prioritizing peer-to-peer traffic based on specific client, server, IP address or application type.

We believe that our competitive advantage is the ability of our products to stop attacks in a network at gigabit per second speeds, without slowing network operating performance. Our hardware-based platform is designed for network-based attack prevention and is capable of supporting thousands of filters that can perform deep packet inspections across a network segment without compromising network operating performance. We believe that our approach offers customers an effective network-based security solution with attractive economics, high performance, scalability and reliability.

We provide a real-time attack filter update service, called Digital Vaccine™, that delivers rapid inoculation of our products against emerging threats. Our Threat Management Center monitors and collects security intelligence from alert services around the world, we perform investigations of new software vulnerabilities and then we create filters that are delivered to subscribers in the form of an update to our appliances and systems. We develop and deploy these UnityOne attack filters to address specific vulnerabilities before related exploits occur. Our ability to deliver these filters generates savings for our customers by eliminating the costs associated with the significant operational efforts needed to quickly patch hundreds or thousands of servers and/or client systems during or following an actual attack. Further, as a public service, we partner with SANS (SysAdmin, Audit, Network, Security) Institute, a cooperative research and education organization, to evaluate, assess and rate (based on greatest threat) new vulnerabilities every week.

Our products are currently complementary to firewalls, but significantly improve protection against malicious attacks. Even with firewalls, organizations are still plagued by dangerous attacks such as Blaster, Sobig, Code Red, Nimda and Sapphire, which continue to penetrate through firewalls. Accordingly, prevention products are increasingly seen as a critical tier of any multi-tier security strategy. Firewalls offer security mechanisms for limited layers of network communications. Our UnityOne intrusion prevention products protect information technology infrastructures from attacks that firewalls miss, and prevent intrusions within network communication that firewalls cannot prevent. Firewalls are also typically positioned at the network perimeter. UnityOne products have the ability to be located either at the core of the network or at the perimeter, enabling protection from external and internal attacks and abuses.

We were incorporated in the State of Texas in January 1999 and were reincorporated in the State of Delaware on March 15, 2000. Our principal offices are located at 7501B North Capital of Texas Highway, Austin, Texas 78731, and our telephone number at that location is (512) 681-8000. Our home page on the Internet is www.tippingpoint.com. The information contained on our website is not incorporated by reference into this prospectus.

The Offering

In October 2003, we entered into a stock purchase agreement to issue and sell 1,995,833 shares of our common stock, par value $0.01 per share, to certain stockholders for gross proceeds of $23,950,000. In connection with the sale of these shares, we agreed to register the shares under the Securities Act of 1933 for resale to the public and to use our best efforts to keep such registration statement effective until such shares are sold pursuant to the registration statement or until they are eligible to be sold under Rule 144 of the Securities Act of 1933. Accordingly, we are registering the 1,995,833 shares sold pursuant to the stock purchase agreement. To our knowledge, there is no underwriter acting in connection with the proposed sale of the shares covered by this prospectus. We will not receive any of the proceeds from the sale of the shares covered by this prospectus. For a more detailed discussion of the offering, see “Proceeds From The Offering” on page 11, “Selling Stockholders” on page 11 and “Plan of Distribution” on page 14 of this prospectus.

You should carefully read this entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision. In particular, you should carefully consider the risk factors described below, as well as the factors listed in “Forward-Looking Statements” on page 11.

RISK FACTORS

There are numerous risks affecting our business, some of which are beyond our control. An investment in our common stock involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment. In addition to the risks outlined below, risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. Our future operating results and financial condition are heavily dependent on our ability to successfully develop, manufacture and market technologically innovative solutions in order to meet customer demands for network security. Inherent in this process are a number of factors that we must successfully manage if we are to achieve positive operating results in the future. Potential risks and uncertainties that could affect our operating results and financial condition include, without limitation, the following:

We cannot predict our future results because we have a limited operating history and have only recently introduced our line of products within the network security industry.

We have a limited operating history and little history operating our network security business. Our line of products only recently became generally available for purchase. Therefore, we have little meaningful historical financial data upon which to base projections of operating expenses or revenues. We began to focus on our network security offering in the later half of 2001. Our network security offering is still in the early stage, and it was not until 2003 that we began achieving sales from our product offerings. There are significant risks and costs inherent in our efforts to undertake this business model. These include the risk that we may not be able to achieve market acceptance for our network security line of products or earn significant revenues from the sale of such products, that our business model may not be profitable and other significant risks related to our business model. Our prospects must be considered in light of the uncertainties and difficulties frequently encountered by companies in their early stages of development. These risks are heightened in rapidly evolving industries, such as network security. It is possible that we will exhaust all available funds before we reach positive cash flow.

It is possible that we may never become profitable.

Successful implementation of our network-based security products business model continues to involve several risks. These risks include:

•	reliance upon unproven products and technology;

•	our unproven and evolving business model;

•	market acceptance of our new products and any additional products that we may be able to develop;

•	our ability to anticipate and adapt to a developing market and to rapidly changing technologies;

•	the effect of competitive pressures in the marketplace;

•	our need to structure our internal resources to support the development, marketing and future growth of our product offerings;

•	uncertainties concerning our strategic direction and financial condition; and

•	our need to enhance our business development, research and development, product development and support organizations, and to expand our distribution channels, to develop our business.

In addition, although we believe that the actions that we are taking under our business plan will help us become profitable, we cannot assure you that such actions will succeed in the long or short term.

Internal and external changes resulting from our financial condition may concern our prospective customers, strategic relationships, resellers and employees, and produce a prolonged period of uncertainty, which could have a material adverse affect on our business. Our strategy requires pursuing new strategic relationships, adding employees who possess the skills we believe we will need going forward, investing in new technologies, establishing leadership positions in new high-growth markets, establishing distribution channels for our new products and enhancing our sales and marketing departments. Many factors may impact our ability to successfully implement our strategy, including our ability to finalize agreements with other companies, sustain the productivity of our workforce, introduce innovative new products in a timely manner, manage operating expenses and quickly respond to, and recover from, unforeseen events associated with our strategy.

The market for our products may not develop as we contemplate, which could result in our failure to achieve sales and profits from our business model.

Our business model involves competing in a dynamic market. Our financial performance and any future growth will depend, in part, upon our ability to obtain market share from existing competitors. We intend to invest a significant portion of our resources in the network security market, which we anticipate will grow at a significantly higher rate than the broader networking and infrastructure industry on average. The markets for network security solutions are highly competitive, and we are not certain that our target customers will widely adopt and deploy our technology. Even if our products are effective, our target customers may not choose to use them for technical, cost, support or other reasons. We are offering a different solution to network security, and it may not be accepted by the market as an alternative to existing products.

Competition in the network security market may reduce the demand for, or price of, our products.

The market for network security products is highly competitive, and we expect competition to intensify in the future. Our competitors may introduce new competitive products for the same markets targeted by our line of products. These products may have better performance, lower prices and broader acceptance than our products. Competition may reduce the overall market for our products.

Current and potential competitors in our market include the following:

•	intrusion detection system vendors such as Internet Security Systems, Inc., Cisco Systems, Inc., Symantec Corporation, NetScreen Technologies, Inc., Network Associates, Inc., Intrusion Inc., Enterasys Networks, Inc. and other emerging startups;

•	firewall and virtual private network vendors such as NetScreen Technologies, Inc., Check Point Software Technologies Ltd and Symantec Corporation;

•	network equipment manufacturers such as Cisco Systems, Inc., Lucent Technologies, Inc., Nokia Corporation and Nortel Networks Corporation;

•	security appliance suppliers such as NetScreen Technologies, Inc., SonicWALL, Inc., iPolicy Networks, WatchGuard Technologies, Inc., Network Associates, Inc. and Symantec Corporation; and

•	emerging security companies that may position their systems as alternatives to our products.

Many of these current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Many of our competitors may also have existing relationships with the resellers who we use to sell our products, and/or with our potential customers. In addition, some of our competitors currently combine their products with other companies’ networking and security products to compete with our products. These competitors also often combine their sales and marketing efforts to compete with our products. This competition may result in reduced prices and longer sales cycles for our products. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, our ability to compete would be adversely affected.

Our business will suffer if our target customers do not accept our products.

Our revenues will depend upon the widespread acceptance and use of network security technology by our target market. Substantially all of our revenues may come from sales of one or two product lines, making us dependent on widespread market acceptance of these products. We may be more dependent on the market acceptance of individual product lines than our competitors with broader offerings. Factors that may affect the market acceptance of our anticipated line of products include:

•	adoption of advanced network security products and technologies;

•	the need, or perceived need, to maintain or increase network connection speed when adding network security devices;

•	the performance, price and total cost of ownership of our line of products;

•	the availability and price of competing products and technologies; and

•	the success and development of our business development and marketing organizations.

If we are unable to acquire key components or are unable to acquire them on favorable terms, our business will suffer.

Some key processors and other components of our line of products upon which we rely are currently available only from single or limited sources. In addition, some of the suppliers of these components will also be supplying certain of our competitors. We cannot be certain that our suppliers will be able to meet our demand for components in a timely and cost-effective manner. We expect to carry little inventory of some of our products and product components, and we will rely on our suppliers to deliver necessary components to our contract manufacturers in a timely manner based upon forecasts we provide. Some of the semiconductors and processors we require are complex, and we may not be able to develop an alternate source of supply in a timely manner, which could hurt our ability to deliver our products to our customers. If we are unable to buy these components on a timely and a cost-efficient basis, we may not be able to deliver products to our customers, which would negatively impact future revenues and, in turn, seriously harm our business.

At various times, some of the key components for our products have been in short supply. Delays in receiving components would harm our ability to deliver our products on a timely basis. In addition, because we expect to rely on purchase orders rather than long-term contracts with our suppliers, we cannot predict with certainty our ability to procure components in the longer term. If we receive a smaller allocation of components than is necessary to manufacture products in quantities sufficient to meet our customers’ demand, those customers could choose to purchase competing products.

Our reliance on third parties to manufacture and assemble our products could cause a delay in our ability to fill orders, which might cause us to lose sales.

We currently use a single third party to manufacture sub-assemblies of our products, and we purchase our components on a purchase order basis. We expect to continue this method of procurement indefinitely. If we cannot continue our arrangement with our contract manufacturer, and if we cannot establish an arrangement with at least one contract manufacturer who agrees to manufacture our sub-assemblies on terms acceptable to us, we may not be able to produce and ship our products, and our business will suffer. If we fail to manage our relationships with our contract manufacturers effectively, or if they experience delays, disruptions or quality control problems in their manufacturing operations, our ability to ship products to our customers could be delayed.

The absence of dedicated capacity with our contract manufacturers means that, with little or no notice, they could refuse to continue manufacturing some or all of our products. Qualifying new contract manufacturers and commencing volume production would be expensive and time-consuming. If we are required or choose to change contract manufacturers, we could lose revenues and damage our customer relationships.

Our reliance on third-party manufacturers also exposes us to the following risks that are outside our control:

•	unexpected increases in manufacturing and repair costs;

•	interruptions in shipments if one of our manufacturers is unable to complete production;

•	inability to control delivery schedules;

•	unpredictability of manufacturing yields; and

•	inability of a manufacturer to maintain the financial strength to meet our procurement and manufacturing needs.

If we fail to develop or maintain relationships with significant resellers, or if these resellers are not successful in their sales efforts, sales of our products and our operating results would suffer.

We expect to derive the bulk of our total revenues from sales by resellers. Sometimes purchasers of network security solutions choose their products based on which network security solution is carried by the reseller from whom they buy other products, rather than solely on performance characteristics. We do not expect to have any long-term contracts or minimum purchase commitments with any of our resellers. In addition, our resellers may sell products that are competitive with ours, may devote more resources to those competitive products and may cease selling our products altogether. The resellers through whom we sell our products may not be successful in selling our products, for reasons beyond our control. If any of the foregoing occurs, our operating results will suffer.

Marketing to most of our target customers involves long sales and implementation cycles, which may cause revenues and operating results to vary significantly.

We market our line of products primarily to large enterprises, government agencies and academic institutions through resellers. A prospective customer’s decision to purchase our products will often involve a significant commitment of its resources and a lengthy evaluation and product qualification process. Throughout the sales cycle, we anticipate often spending considerable time educating and providing information to prospective customers regarding the use and benefits of our products. Budget constraints, budget cycles and the need for multiple approvals within these organizations may also delay the purchase decision. Failure to obtain the required approval for a particular project or purchase decision on a timely basis may delay the purchase of our products. As a result, we expect that the sales cycle for our network security solutions typically will be 90 to 180 days. These long cycles may cause delays in any potential sale, and we may spend a large amount of time and resources on prospective customers who decide not to purchase our line of products and services, which could materially and adversely affect our business.

Even after making the decision to purchase our products, our customers may not deploy our products broadly within their networks. We expect the timing of implementation to vary widely, depending on the complexity of the customer’s network environment, the size of the network deployment, budget constraints, the skill set of the customer and the degree of hardware and software configuration necessary to deploy our products. Enterprises, including governmental agencies, with large networks usually expand their networks in large increments on a periodic basis. In addition, large enterprises, governmental agencies and academic institutions, and resellers selling to such entities, typically pay their suppliers over a longer period of time, which could negatively affect our liquidity.

Our products are designed for the network infrastructure market, which requires us to maintain a sophisticated sales force, and provide high-level engineering support to complete sales. If we do not successfully market our products to these targeted customers, our operating results will be below our expectations and the expectations of investors and market analysts, which would likely cause the market price of our common stock to decline.

We will not be able to develop or continue our business if we fail to attract and retain key personnel.

Our future success depends on our ability to attract, hire, train and retain a number of highly skilled employees and on the service and performance of our senior management and other key personnel. The loss of the services of our executive officers or other key employees could adversely affect our business. Competition for qualified personnel possessing the skills necessary for success in the competitive market of the network security industry is intense, and we may fail to attract or retain the employees necessary to execute our business model successfully. Because we have experienced operating losses, we may have a more difficult time in attracting and retaining the employees we need.

We will also offer support and other services through maintenance and other agreements. Although we plan to provide support services sufficient to meet our expected business level, our growth will be limited in the event we are unable to hire or retain support services personnel or subcontract these services to qualified third parties.

Our success depends to a significant degree upon the continued contributions of our key management, engineering, research and development, business development and marketing and other personnel, many of whom would be difficult to replace.

Our failure to develop or introduce new products or product enhancements might cause our business to suffer.

The market for network security products is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, intense competition and evolving industry standards.

Therefore, our success will depend upon our ability to identify product opportunities, to develop and introduce products in a timely manner and to gain market acceptance of any products developed. In developing our products, we have made, and will continue to make, assumptions with respect to which features, security standards and performance criteria will be required by our customers. We also expect to develop products with strategic partners and incorporate advanced third-party security capabilities into our products. We may not be able to develop new products or product enhancements in a timely manner, or at all. If we fail to develop or introduce these new products and product enhancements, such failure might cause our products to be less competitive. In addition, our assumptions about customer requirements may be wrong. If we implement features, security standards and performance criteria that are different from those required by our customers, market acceptance of our products may be significantly reduced or delayed. Even if we are able to develop and introduce new products and enhancements, these products or enhancements may not achieve widespread market acceptance. Any failure of our products or product enhancements to achieve market acceptance could cause our business to suffer.

We may not be able to compete effectively if we are not able to protect our intellectual property.

We intend to rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the intellectual property we develop. We have filed eleven patent applications related to our network security products in the United States. We have also applied to register certain trademarks relating to our business in the United States. We anticipate filing additional patent and trademark applications relating to our business. If we are not successful in obtaining the patent protection we need, our competitors may be able to replicate our technology and compete more effectively against us. We also enter, and plan to continue to enter, into confidentiality or license agreements with our employees, consultants and other parties with whom we contract, and control access to and distribution of our software, documentation and other proprietary information. The legal protections described above would afford only limited protection. Unauthorized parties may attempt to copy aspects of our products, or otherwise attempt to obtain and use our intellectual property. Monitoring unauthorized use of our products will be difficult, and the steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Downturns in the network security and related markets may cause our revenues and operating results to suffer.

The market for our products depends on economic conditions affecting the broader network security and information technology markets. A prolonged downturn in these markets may cause large enterprises to delay or cancel security projects, reduce their overall or security-specific information technology budgets or reduce or cancel orders for our products. In this environment, customers may experience financial difficulty, cease operations or not budget for the purchase of our products. This, in turn, may lead to longer sales cycles, price pressures, delays in payment and collection, causing us to realize lower revenues and margins. Recent political turmoil in many parts of the world, including terrorist and military actions, may continue to put pressure on global economic conditions. If the economic and market conditions in the United States and globally do not improve, or if they deteriorate further, we may experience material adverse impacts on our business, operating results and financial condition as a result of the factors stated above or otherwise.

Undetected product errors or defects could result in loss of revenues, delayed market acceptance and claims against us.

We offer a warranty on all of our products, allowing the customer to have any defective unit repaired or to receive a replacement product within a certain period after the date of sale. Our products may contain undetected errors or defects. If one of our products fails, we may have to replace all affected products without being able to record any revenue for the replacement units, or we may have to refund the purchase price for the defective units. Some errors are discoverable only after a product has been installed and used by customers. Any errors discovered after our products have been widely used by customers could result in loss of revenues and claims against us.

If we are unable to fix errors or other problems that later are identified after installation, in addition to the consequences described above, we could experience:

•	failure to achieve market acceptance;

•	loss of customers;

•	loss of market share;

•	diversion of development resources;

•	increased service and warranty costs; and

•	increased insurance costs.

If we fail to predict our manufacturing requirements accurately, we could incur additional costs or experience manufacturing delays, which could reduce our gross margins or cause us to lose sales.

We provide forecasts of our demand to our contract manufacturer prior to the scheduled delivery of products to our customers. If we overestimate our requirements, our contract manufacturer may have excess component inventory, which would increase our costs. If we underestimate our requirements, our contract manufacturer may have an inadequate component inventory, which could interrupt the manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We may also experience shortages of components from time to time, which also could delay the manufacturing of our products.

A breach of network security could harm public perception of our products, which could harm our business.

If an actual or perceived breach occurs in one of our customer’s network security systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. This could cause us to lose existing and potential customers or cause us to lose existing and potential resellers. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques.

Because we are in the business of providing network security, our own networks may be more likely to become a target of attacks. If attacks on our internal networks are successful, public perception of our products would be harmed.

We might have to defend lawsuits or pay damages in connection with any alleged or actual failure of our products.

Because our products will provide and monitor network security and may protect valuable information, we could face claims for product liability, tort or breach of warranty. Anyone who circumvents our network security measures could misappropriate the confidential information or other property of customers using our products, or interrupt their operations. If that happens, affected customers or others may sue us. In addition, we may face liability for breaches caused by faulty installation of our products by our service and support organizations. Defending a lawsuit, regardless of its merit, could be costly and divert management attention. Our business liability insurance coverage may be inadequate or future coverage may be unavailable on acceptable terms or at all.

We could become subject to litigation regarding intellectual property rights that could be costly and result in the loss of significant rights.

In recent years, there has been a significant increase in litigation in the United States involving patents and other intellectual property rights. In the future, we may become a party to litigation to protect our intellectual property or to defend against an alleged infringement by us of another party’s intellectual property. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our intellectual property rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

•	stop or delay selling, integrating or using products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license might not be available on reasonable terms, or at all; or

•	redesign the products that use that technology.

If we are forced to take any of these actions, our business might be seriously harmed. Our business insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that could be imposed.

Our officers and directors own a large percentage of our outstanding stock and could significantly influence the outcome of actions.

Our executive officers and directors, in the aggregate, owned approximately 52% of our outstanding stock as of November 30, 2003. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Shares of common stock eligible for public sale could cause our stock price to decline.

The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market, or the perception that such sales could occur. This circumstance may be more significant because of the relatively low volume of our common stock that is traded on any given day. All of our outstanding common stock that was issued in private placements prior to December 2002 may currently be resold in reliance on Rule 144 of the Securities Act of 1933. In addition, upon effectiveness of the shelf registration we are required to file, the 1,995,833 shares recently issued in the private placement will be tradable, which may have a negative impact on the market price of our common stock. Certain holders of shares of our common stock issued in our October 2002 private placement have the right to require us to register the resale of those shares at any time. Any such registration will result in additional shares being sold in the market, which could also have a negative impact on the market price of our common stock.

We may be unable to obtain the additional capital required to grow our business, which could harm our business. If we raise additional funds, our current stockholders may suffer substantial dilution.

As of October 31, 2003, we had approximately $24.8 million in cash and cash equivalents on hand. In July 2002, we entered into a loan agreement consisting of a term loan facility for equipment and software purchases of up to $2.5 million, of which we had outstanding borrowings of approximately $1.0 million at October 31, 2003, and a revolving loan facility for working capital of up to $5.0 million that was unused at October 31, 2003. In November 2003, we also received approximately $10.9 million of net proceeds in the second and final closing of the recent private placement of our common stock. We may need to raise additional funds at any time and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. Due to the volatility of the U.S. equity markets, particularly for smaller technology companies, we may not have access to new capital investment when we need to raise additional funds.

Our future capital requirements will depend upon several factors, including whether we are successful in developing our products, and our level of operating expenditures. Our expenditures are likely to rise as we continue our technology and business development efforts. If our capital requirements vary materially from those we currently plan, we may require additional financing. If we cannot raise funds on acceptable terms, we may not be able to develop our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could have a material adverse effect on our ability to develop and grow our business.

Further, if we issue equity securities, our existing stockholders will experience dilution of their ownership percentages, and the new equity securities may have rights, preferences or privileges senior to those of our common stock. If we do not obtain additional funds when needed, we could quickly cease to be a viable going concern.

We do not intend to declare dividends and our common stock could be subject to volatility.

We have never declared or paid any cash dividends on our common stock. We presently intend to retain all future earnings, if any, to finance the development of our business and do not expect to pay any dividends in the foreseeable future.

The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

•	variations in the magnitude of our losses from operations from quarter to quarter;

•	changes in market valuations of companies in the network security industry;

•	announcements by us or our competitors of new technology, products, services, significant contracts, acquisitions, strategic relationships, joint ventures, capital commitments or other material developments that affect our prospects and our relative competitive position in our prospective markets;

•	our inability to locate or maintain suppliers of components of our line of network security products at prices that will allow us to attain profitability;

•	product or design flaws, or our inability to bring functional products to market, product recalls or similar occurrences, or failure of a substantial market to develop for our planned products;

•	additions or departures of key personnel;

•	sales of capital stock in the future;

•	stock liquidity or cash flow constraints; and

•	fluctuations in stock market prices and volume, which are particularly common for the securities of highly volatile technology companies pursuing untested markets and new technology.

We have exited our old line of business, and have attempted to minimize our obligations related to that business, but if we are unsuccessful in minimizing those obligations, our business will suffer.

We have exited our consumer-focused business, but continue to have certain obligations, contingencies and potential liabilities relating to this business.

On July 11, 2001, a purported class action lawsuit was filed against us in Texas state court in Travis County, Texas on behalf of all persons who purchased an Internet appliance from us and subscribed to the related Internet service. The complaint alleges that, among other things, we disseminated false and misleading advertisements, engaged in unauthorized billing practices and failed to provide adequate technical and customer support and service with respect to our discontinued operations. The complaint seeks an unspecified amount of damages.

While the action remains pending, the plaintiffs have not taken any action to prosecute this case in more than a year, or otherwise attempted to have this matter set for resolution. If the plaintiffs begin prosecuting this case again, regardless of its success, it will likely be time-consuming and expensive to resolve and may divert management time and attention. If this action is successful, we could be subject to significant liability for damages.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws, including: any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. As used throughout this prospectus, forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “plan” or “anticipate” and other similar words.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this prospectus. We do not intend, and undertake no obligation, to update any forward-looking statements.

PROCEEDS FROM THE OFFERING

We will not receive any of the proceeds from the sale of the 1,995,833 shares of common stock covered by this prospectus. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See “Selling Stockholders” below and “Plan of Distribution” on page 14.

SELLING STOCKHOLDERS

In October 2003, we entered into a stock purchase agreement with the selling stockholders listed in the table below to issue and sell 1,995,833 shares of our common stock, par value $0.01 per share, for gross proceeds of $23,950,000 in a private placement. In connection with the sale of these shares, we agreed to register the shares under the Securities Act of 1933 for resale to the public and to use our best efforts to keep such registration statement effective until the 1,995,833 shares of common stock are sold pursuant to the registration statement or until they are eligible to be sold under Rule 144 of the Securities Act of 1933.

Accordingly, we are registering the 1,955,833 shares of common stock covered by this prospectus in order to permit the selling stockholders to offer the shares for resale to the public from time-to-time.

The following table sets forth information with respect to the beneficial ownership of our common stock by the selling stockholders immediately prior to this offering, the number of shares of our common stock that each selling stockholder may offer for resale pursuant to this prospectus and the number of shares of our common stock held by each selling stockholder after the completion of this offering. The table assumes that the selling stockholders sell all of their respective shares covered under this prospectus and that they do not make any other purchases or sales of our common stock, or receive or exercise any stock options or restricted stock, after November 22, 2003. Except as otherwise indicated in the footnotes to the table below, we believe, based on the information furnished to us, that the persons and entities named below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws. All beneficial ownership amounts were furnished by the selling stockholders.

Selling Stockholder	Shares Beneficially Owned Prior to this Offering(1)		Shares to be Sold	Shares Beneficially Owned After this Offering(1)
	Shares	Percent		Shares	Percent
033 Growth Partners I, L.P.(2)	833,333	11.4%	833,333	—	—
033 Growth Partners II, L.P.(2)	833,333	11.4%	833,333	—	—
Oyster Pond Partners, L.P.(2)	833,333	11.4%	833,333	—	—
033 Growth International Fund, Ltd.(2)	833,333	11.4%	833,333	—	—
SF Capital Partners, Ltd.(3)	83,333	1.1%	83,333	—	—
Irwin Lieber	25,000	*	25,000	—	—
Applegreen Partners(4)	4,167	*	4,167	—	—
Buckland Partners, L.P.(5)	8,333	*	8,333	—	—
Woodland Partners(6)	66,667	*	66,667	—	—
Woodland Venture Fund(6)	66,667	*	66,667	—	—
Seneca Ventures(6)	66,667	*	66,667	—	—
Brookwood Partners, L.P.(6)	66,667	*	66,667	—	—
RFJM Partners, LLC(7)	25,000	*	25,000	—	—
Dillon Partnership Ltd.(8)	12,500	*	12,500	—	—
John A. Mansour(9)	117,209	1.6%	41,667	75,542	1.0%
Commodore Partners, Ltd.(10)	20,833	*	20,833	—	—
John F. McHale(11)	1,897,151	26.0%	416,667	1,480,484	20.3%
Petoskey Stone, FLP(12)	158,333	2.1%	8,333	150,000	2.0%
Paul S. Zito(13)	205,319	2.8%	41,667	163,652	2.2%
The McKinney Family Trust(14)	1,588,571	21.7%	408,333	1,180,238	16.1%

*	Represents less than 1%.
(1)	We determined beneficial ownership based on the rules and regulations of the Securities and Exchange Commission. All shares of our common stock that can be issued under convertible securities, warrants or options within sixty days of November 22, 2003 are considered to be outstanding for the purpose of computing share amounts and percentage ownership of the selling stockholder holding those securities, but are not considered to be outstanding for computing the percentage ownership of any other selling stockholder. Each selling stockholder’s percentage of our common stock is calculated by dividing the number of shares beneficially held by that selling stockholder by the sum of (1) 7,303,359 and (2) the number of shares of common stock that the selling stockholder has the right to acquire within sixty days of November 22, 2003.
(2)

The 833,333 shares include 449,833 shares owned by 033 Growth Partners I, L.P., 126,167 shares owned by 033 Growth Partners II, L.P., 60,000 shares owned by Oyster Pond Partners, L.P. and 197,333 shares owned by 033 Growth International Fund, Ltd. 033 Asset Management, LLC is the investment manager of 033 Growth Partners I, L.P., 033 Growth Partners II, L.P., Oyster Pond Partners, L.P. and 033 Growth International Fund, Ltd. and has sole power to direct the management of these entities. Lawrence C. Longo, Jr., Chief Operating Officer, of 033 Asset Management, LLC has sole voting power with respect to the shares held by, and Michael T. Vigo, managing member, of 033 Asset Management, LLC has sole dispositive power with respect to the shares held by, 033 Growth Partners I, L.P., 033 Growth Partners II, L.P., Oyster Pond Partners, L.P. and 033 Growth International Fund, Ltd.
(3)	Staro Asset Management, L.L.C., a Wisconsin limited liability company, acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Michael A. Roth and Brian J. Stark, managing members of Staro Asset Management, L.L.C., have shared voting and dispositive power of the shares held by SF Capital Partners Ltd.
(4)	Jonathan Lieber, partner of Applegreen Partners, has sole voting and dispositive power of the shares held by Applegreen Partners.
(5)	Buckland Partners LLC is the general partner of Buckland Partners, L.P. and has sole power to direct the management of Buckland Partners, L.P. Jonathan Lieber, managing member of Buckland Partners LLC, and Seth Lieber, member of Buckland Partners LLC, have shared voting and dispositive power of the shares held by Buckland Partners, L.P.
(6)	The 66,667 shares include 25,000 shares owned by Woodland Partners, 16,667 shares owned by Woodland Venture Fund, 16,667 shares owned by Seneca Ventures and 8,333 shares owned by Brookwood Partners, L.P. Barry Rubenstein and Marilyn Rubenstein are general partners of Woodland Partners and have shared voting and dispositive power with the shares owned by Woodland Partners. Barry Rubenstein and Woodland Services Corporation, a New York corporation, are general partners of Woodland Venture Fund and have shared voting and dispositive power with the shares owned by Woodland Venture Fund. Barry Rubenstein and Woodland Services Corporation are general partners of Seneca Ventures and have shared voting and dispositive power with the shares owned by Seneca Ventures. Barry Rubenstein and Marilyn Rubenstein are general partners of Brookwood Partners, L.P. and have shared voting and dispositive power with the shares owned by Brookwood Partners, L.P.
(7)	Jeffrey Markowitz, member of RFJM Partners, LLC, has sole voting and dispositive power of the shares held by RFJM Partners, LLC.
(8)	William W. Lamothe, general partner of Dillon Partnership Ltd., has sole voting and dispositive power of the shares held by Dillon Partnership Ltd.
(9)	Shares beneficially owned by John A. Mansour include 42,671 shares held by John Mansour Family Ltd Partnership. Mr. Mansour, managing general partner of John Mansour Family Ltd Partnership, has sole voting and dispositive power with respect to the 42,671 shares held by John Mansour Family Ltd Partnership.
(10)	Carl Westcott, manager of Carl Westcott, LLC, the general partner of Commodore Partners, Ltd., has sole voting and dispositive power of the shares held by Commodore Partners, Ltd.
(11)	Shares beneficially owned by John F. McHale include 66,667 shares held in the McHale – Mattesson Foundation, with respect to which shares Mr. McHale and Christine L. Mattson have shared voting and dispositive power, and 50,097 shares held in trusts for the benefit of Mr. McHale’s family members, over which shares Paul S. Zito, trustee, has sole voting and dispositive power. Mr. McHale is our Chairman of the Board.
(12)	Shares beneficially owned by Petoskey Stone, FLP include 150,000 shares of restricted stock held by James A. Hamilton, which shares may be forfeited upon the occurrence of certain events. Mr. Hamilton, general partner of Petoskey Stone, FLP, has sole voting and dispositive power of the shares held by Petoskey Stone, FLP. Petoskey Stone, FLP disclaims beneficial ownership of the 150,000 shares of restricted stock held by Mr. Hamilton. Mr. Hamilton is our President.
(13)	Shares beneficially owned by Mr. Zito include 98,507 shares held for the benefit of Mr. Zito by Z Start I, L.P., 400 shares of restricted stock that may be forfeited upon the occurrence of certain events and 15,334 shares that Mr. Zito may acquire upon the exercise of options exercisable within the next 60 days of November 22, 2003. Mr. Zito is our director.
(14)	Shares beneficially owned by The McKinney Family Trust include 6,667 stock options held by Donald K. McKinney, co-trustee of The McKinney Family Trust and 324,868 shares held by Watershed Capital I, L.P. Mr. McKinney is a manager of Watershed Capital I G.P., L.L.C., which is the general partner of the general partner of Watershed Capital I, L.P. Mr. McKinney and Rebecca M. McKinney are co-trustees of The McKinney Family Trust and have shared voting and dispositive power of the shares held by The McKinney Family Trust. The McKinney Family Trust disclaims beneficial ownership of the 6,667 stock options held by Mr. McKinney. Mr. McKinney is our director.

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell the 1,995,833 shares covered by this prospectus at various times. As used in this prospectus, the term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares covered by this prospectus may be sold by or for the account of the selling stockholders through the Nasdaq National Market, through the over-the-counter market, in negotiated transactions or in a combination thereof. In particular, the shares may be sold by means of one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;
•	ordinary brokerage transactions in which the broker solicits purchasers;

•	in connection with short sales, in which the shares are redelivered to close out short positions;

•	in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or pledged upon a default;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	an exchange distribution in accordance with the rules of such exchange;

•	privately negotiated transactions; or

•	in a combination of any of the above methods.

These sales may be made at fixed prices that are subject to change, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The last reported sale price of our common stock on January 7, 2004 was $27.75 per share. To the extent required, this prospectus may be amended or supplemented from time-to-time to describe a specific plan of distribution.

The selling stockholders may sell the shares covered under this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions. The selling stockholders may also sell all or a portion of the shares that qualify for sale under Rule 144 of the Securities Act of 1933 in open market transactions under Rule 144 rather than under this prospectus, or otherwise transfer, devise or gift the shares by other means not described in this prospectus.

The selling stockholders have not advised us of any specific plan for the distribution of the shares covered by this prospectus. We will file a supplement or post-effective amendment to this prospectus with the Securities and Exchange Commission, if required, to comply with Rule 424(b) of the Securities Act of 1933 upon being notified that a material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares. This supplement or amendment will include the following information:

•	the name of the participating selling stockholders and broker-dealers or underwriters;

•	the number of shares involved;

•	the prices at which the shares were sold;

•	the commissions paid or discounts or concessions allowed by the selling stockholders to the broker-dealers or underwriters, if any; and

•	other information material to the transaction.

To our knowledge, there is no underwriter acting in connection with the proposed sale of the shares covered by this prospectus.

The selling stockholders and any broker-dealers, agents or underwriters that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. As a result, any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers, agents or underwriters might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Because the selling stockholders may be deemed to be “underwriters,” the selling stockholders are subject to the prospectus delivery requirements of the Securities Act of 1933. We have informed the selling stockholders of their obligation to deliver copies of this prospectus to any purchaser at or prior to the time of sale of the shares covered by this prospectus.

The selling stockholders are subject to applicable provisions of the Securities and Exchange Act of 1934 and the rules and regulations thereunder, including the anti-manipulation rules such as Regulation M, which provisions may limit the timing of purchases and sales of our common stock by the selling stockholders. The foregoing may affect the marketability of our common stock. The shares covered by this prospectus will be sold only through registered or licensed broker-dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Selling stockholders may agree to indemnify their agents or broker-dealers participating in sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

We will not receive any of the proceeds from the sale of the shares covered by this prospectus. We have agreed to bear all expenses incurred in connection with the registration of the shares, including (without limitation) all registration, filing and qualification fees, printers and accounting fees and the reasonable fees and disbursements of one counsel for the selling stockholders collectively (not to exceed $9,000 in the aggregate). Any commissions or discounts payable to broker dealers or underwriters in connection with any sale of the shares will be borne by the selling stockholder as applicable. We provide no assurances that the selling stockholders will be able to sell any of the shares covered by this prospectus.

LEGAL MATTERS

The validity of the common stock offered by this prospectus is being passed upon for use by Hughes & Luce LLP, Austin, Texas.

EXPERTS

The financial statements of TippingPoint Technologies, Inc. as of January 31, 2003 and December 31, 2001 and for the year ended January 31, 2003, the month ended January 31, 2002 and the years ended December 31, 2001 and 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

RECENT DEVELOPMENTS

On January 5, 2004, Kip McClanahan was appointed as our Chief Executive Officer. Mr. McClanahan has served on our board of directors since August 2001 and will be based at our headquarters in Austin, Texas. Mr. McClanahan replaces John F. McHale, who co-founded the company and will continue in his role as Chairman of the Board. As partial consideration for serving as our Chief Executive Officer, we granted Mr. McClanahan stock options to purchase 300,000 shares of our common stock. These stock options have an exercise price of $12 per share and vest over a four-year period. As the stock options’ exercise price was lower than the fair market value of our common stock on their grant date, we have recorded approximately $5.0 million in deferred stock-based compensation. This deferred stock-based compensation will be amortized to expense over the stock options’ four-year vesting period.

During December 2003, we settled the dispute with our landlord regarding the unused facility that we utilized with our discontinued operations for approximately $1.5 million. Approximately $475,000 of the settlement was satisfied by the landlord retaining the proceeds of a letter of credit we issued in connection with the lease. In December 2003, we paid the landlord the remaining $1.0 million in full satisfaction of the settlement. As of October 31, 2003, we had approximately $2.3 million accrued for lease termination costs relating to this dispute, and therefore, we will reflect $1.3 million as a gain from discontinued operations during the fourth quarter ending January 31, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the year ended January 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended April 30, 2003, July 31, 2003 and October 31, 2003;

•	our current report on Form 8-K filed on October 21, 2003; and

•	the description of our common stock contained in our registration statement on Form S-1 filed on December 23, 1999, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by writing or telephoning Laura Parker at the following address or telephone number, as applicable:

TippingPoint Technologies, Inc.

7501B N. Capital of Texas Highway

Austin, Texas 78731

Attention: Laura Parker

(512) 681-8441

We have not authorized anyone to provide you with information, or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of our common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares covered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these materials at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the operations of the public reference room. You may also access our reports, proxy and information statements and other information regarding us at the Securities and Exchange Commission’s website http://www.sec.gov or our website  http://tippingpoint.com/investors/secfilings.html.

We have filed with the Securities and Exchange Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the 1,995,833 shares of common stock covered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and the 1,995,833 shares of common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules as described in the preceding paragraph.